Exhibit 99.1

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

NEW YORK, February 11, 2015 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the full year and fourth quarter ended December 31, 2014. The company achieved its 2014 Outlook and today provided a business outlook for 2015. Increases in earnings and profitability in both periods reflect lower charges (described below) than in the prior-year periods.

•	Revenues grew 1% for the full year and the fourth quarter, before currency

o	Organic revenue flat for the full year and up 1% in the fourth quarter

•	Financial & Risk net sales were positive for both the full year and the fourth quarter

o	First year of positive net sales since 2008

•	Adjusted EBITDA increased 8% for the full year and was up 30% for the fourth quarter

o	The margin for the full year was 26.3% vs. 24.5% in the prior year

•	Underlying operating profit increased 14% for the full year and was up 65% for the fourth quarter

o	The margin for the full year was 17.0% vs. 15.0% in the prior year

•	Full-year adjusted EPS was $1.85 vs. $1.54 in 2013 and fourth-quarter adjusted EPS was $0.43 vs. $0.21 in the prior-year period

o	Excluding charges from both periods, adjusted EPS was $2.00 for the full year and $0.53 for the fourth quarter

o	Foreign currency had a $0.02 negative impact on adjusted EPS for the full year and fourth quarter

•	Board approves $0.02 annual dividend increase to $1.34 per share, representing the 22nd consecutive annual increase

“2014 was a year of solid progress with good execution across the company, and marks the third consecutive year when we have met, or exceeded, our financial outlook,” said James C. Smith, chief executive officer of Thomson Reuters. “Our Financial business recorded its first year of positive net sales since 2008, and our Professional businesses continued to build from a solid foundation and take advantage of attractive growth opportunities. I am pleased to say that we expect to return to organic revenue growth and achieve greater profitability in 2015.”

Consolidated Financial Highlights - Full-Year 2014

	Twelve Months Ended December 31,
	(Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2014	2013	Change
Revenues	$12,607	$12,702	-1%
Operating profit	$2,545	$1,516	68%
Diluted earnings per share (EPS)	$2.35	$0.16	nm (1)
Cash flow from operations	$2,366	$2,103	13%

In 2014, operating profit and diluted EPS included a $931 million gain realized in connection with the release of accumulated foreign currency translation adjustments from shareholders’ equity that were triggered by a reduction in the number of subsidiaries in the company’s legal organizational structure. In 2013, the company’s diluted EPS included tax charges of $836 million related to the consolidation of technology and content assets. These amounts were both related to the company’s simplification initiatives.

Non-IFRS Financial Measures (2)	2014	2013	Change
Revenues from ongoing businesses	$12,605	$12,543	0%
Revenue growth before currency			1%
Adjusted EBITDA	$3,313	$3,070	8%
Adjusted EBITDA margin	26.3%	24.5%	180	bp
Underlying operating profit	$2,138	$1,881	14%
Underlying operating profit margin	17.0%	15.0%	200	bp
Adjusted earnings per share (EPS)	$1.85	$1.54	20%
Free cash flow	$1,445	$1,163	24%

____________________________
(1) nm - not meaningful
(2) These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

•	Revenues from ongoing businesses were $12.6 billion, a 1% increase before currency.

•	Adjusted EBITDA increased 8% and the margin was 26.3% vs. 24.5% in the prior year. The increase was primarily due to lower charges compared to the prior year. Charges for 2014 were $135 million vs. $357 million in 2013.

o	Excluding charges from both periods, adjusted EBITDA was up 1% and the related margin was 27.4% vs. 27.3% in the prior year.

•	Underlying operating profit increased 14% and the margin was 17.0% vs. 15.0% in the prior year. The increase was also primarily due to lower charges in 2014.

o	Excluding charges from both periods, underlying operating profit increased 1% and the related margin was 18.0%, unchanged from the prior year.

•	Adjusted EPS was $1.85 compared to $1.54 in the prior year.

o	Excluding charges from both periods, adjusted EPS was $2.00 vs. $1.93 in the prior year.

•	Free cash flow was $1.4 billion vs. $1.2 billion in the prior year. The increase reflected a significant pension contribution in 2013, partially offset by higher severance payments in 2014.

Full-Year Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were down 2% (down 3% organic) primarily due to the impact of negative net sales in 2013 and a 5% organic decline in transactions-related revenues. Recoveries revenues increased 1%.

o	Recurring revenues decreased 2% (down 3% organic) primarily due to the impact of negative net sales in 2013.

o	Transactions-related revenues were flat (down 5% organic) due to lower trading volumes in fixed income and foreign exchange markets.

•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 3%, revenues in the Americas were flat (down 2% organic) and revenues in Asia were flat (down 1% organic).

•	Net sales were positive for the full year, and were positive in the Americas and Asia but negative in EMEA.

•	EBITDA increased 9% primarily due to savings related to simplification programs and lower charges of $130 million compared to $245 million in the prior year. The margin was 24.3% vs. 21.9% in the prior year.

o	Excluding charges from both periods, the margin was 26.3%, up 70 basis points from the prior year.

o	Excluding charges from both periods and the negative impact of foreign currency, the margin was 26.7%, up 100 basis points from the prior year.

•	Operating profit increased 17%, primarily due to savings related to simplification programs and lower charges. The margin was 14.5% compared to 12.3% in the prior year.

o	Excluding charges from both periods, the margin was 16.5%, up 50 basis points from the prior year.

o	Excluding charges from both periods and the negative impact of foreign currency, the margin was 16.9%, up 80 basis points from the prior year.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Legal

•	Revenues increased 2% (1% organic). Excluding US print, revenues grew 3% (2% organic). Recurring revenues were up 4% (3% organic).

•	Solutions businesses (46% of Legal revenues) grew 7% (6% organic), driven by strong growth across the solutions offerings. Solutions businesses represent all of Legal’s revenue excluding US print and US online legal information.

•	US online legal information (38% of Legal revenues) declined 1%.

•	US print (16% of Legal revenues) declined 7%.

•	EBITDA increased 4%. The margin was 36.6% compared to 35.6% in the prior year.

o	Excluding 2013 charges, the prior-year margin was 37.0%.

•	Operating profit increased 6% with a margin of 28.4% vs. 26.9% in the prior year.

o	Excluding 2013 charges, the prior-year margin was 28.3%.

Tax & Accounting

•	Revenues increased 12% (9% organic) with growth across each segment led by the Corporate and Professional businesses. Recurring revenues were up 12% (8% organic).

•	EBITDA increased 10% and the margin was 30.4%, unchanged from the prior year. Improvement resulting from lower charges than the prior year was offset by reinvestment in the business.

•	Operating profit increased 15% and the margin was 21.5% compared to 20.7% in the prior year.

Intellectual Property & Science

•	Revenues increased 3% (2% organic) driven by recurring revenue growth of 7% (77% of revenues), partially offset by a 6% decline in transactions-related revenues (23% of revenues).

•	EBITDA increased 8% with a margin of 32.4% compared to 31.0% in the prior year. The EBITDA margin increase was primarily due to lower charges than the prior year.

•	Operating profit increased 6% with a margin of 23.6% compared to 22.9% in the prior year. The operating profit margin increase was a result of lower charges than the prior year.

Corporate & Other (Including Reuters News)

•	Reuters News revenues were $319 million, down 1% from 2013.

•	Corporate & Other costs were $305 million compared to $320 million in 2013.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Consolidated Financial Highlights – Fourth-Quarter 2014

	Three Months Ended December 31,
	(Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2014	2013	Change
Revenues	$3,211	$3,278	-2%
Operating profit	$1,339	$213	529%
Diluted earnings (loss) per share (EPS)	$1.43	$(0.43)	nm(1)
Cash flow from operations	$792	$407	95%

In 2014, operating profit and diluted EPS included a $931 million gain realized in connection with the release of accumulated foreign currency translation adjustments from shareholders’ equity that were triggered by a reduction in the number of subsidiaries in the company’s legal organizational structure. In 2013, the company’s diluted EPS included a tax charge of $425 million related to the consolidation of technology and content assets. These amounts were both related to the company’s simplification initiatives. The increase in cash flow from operations reflected a fourth quarter 2013 pension contribution of $500 million.

Non-IFRS Financial Measures (2)	2014	2013	Change
Revenues from ongoing businesses	$3,211	$3,265	-2%
Revenue growth before currency			1%
Adjusted EBITDA	$794	$610	30%
Adjusted EBITDA margin	24.7%	18.7%	600	bp
Underlying operating profit	$499	$302	65%
Underlying operating profit margin	15.5%	9.2%	630	bp
Adjusted earnings per share (EPS)	$0.43	$0.21	105%
Free cash flow	$570	$187	205%

•	Revenues from ongoing businesses were $3.2 billion, a 1% increase before currency, reflecting 4% combined growth from the company’s Legal, Tax & Accounting and Intellectual Property & Science businesses, which was offset by a 1% decline in Financial & Risk.

•	Adjusted EBITDA increased 30%, and the margin was 24.7% vs. 18.7% in the prior-year period, primarily due to savings related to simplification programs and lower charges.

o	Excluding charges from both periods, adjusted EBITDA was unchanged and the margin was 27.1%, up 50 basis points from the prior-year period.

•	Underlying operating profit increased 65%, and the margin was 15.5% vs. 9.2% in the prior-year period, primarily due to savings related to simplification programs and lower charges.

o	Excluding charges from both periods, underlying operating profit was unchanged and the margin was 17.9%, up 20 basis points from the prior-year period.

•	Adjusted EPS was $0.43 compared to $0.21 in the prior-year period with foreign currency having had a $0.02 negative impact on EPS in the quarter.

o	Excluding charges from both periods, EPS was $0.53, up 8% from the prior-year period.

____________________________
(1)  nm - not meaningful
(2) These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Fourth-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were down 1% (down 2% organic) primarily due to lower price realization resulting from the migration of some legacy foreign exchange and buy-side products to the Unified Platform. Recoveries revenues increased 5%.

o	Recurring revenues decreased 2% (down 3% organic) due to the lower price realization described above.

o	Transactions-related revenues were flat (down 3% organic) with increased trading volumes in foreign exchange markets offset by a decline in fixed income revenues.

•	By geography, revenues in EMEA were down 2%, revenues in the Americas were flat and revenues in Asia were down 2%.

•	Net sales were positive for the quarter, and were positive in the Americas and Asia but negative in EMEA.

•	EBITDA increased 47% primarily due to savings from simplification programs and lower charges ($70 million) compared to the prior-year period ($172 million). The margin was 22.4% vs. 14.6% in the prior-year period.

o	Excluding charges from both periods, the margin was 26.8%, up 190 basis points from the prior-year period.

o	Excluding charges from both periods and the negative impact of foreign currency, the margin was 27.3%, up 250 basis points from the prior-year period.

•	Operating profit increased by $112 million primarily due to savings related to simplification programs and lower charges. The margin was 12.1% compared to 4.8% in the prior-year period.

o	Excluding charges from both periods, the margin was 16.5%, up 100 basis points from the prior-year period.

o	Excluding charges from both periods and the negative impact of foreign currency, the margin was 17.3%, up 190 basis points from the prior-year period.

Legal

•	Revenues increased 2%. Excluding US print, revenues grew 4% (all organic), the fourth sequential quarter of improving organic revenue growth.

•	Solutions businesses (46% of Legal revenues) grew 8% (7% organic), driven by strong growth from Serengeti, Practical Law and Pangea3. Solutions businesses represent all of Legal’s revenue excluding US print and US online legal information.

•	US online legal information (38% of Legal revenues) was flat.

•	US print (16% of Legal revenues) declined 6%.

•	EBITDA increased 10% due to lower charges than in the prior-year period. The margin was 34.3% compared to 31.3% in the prior-year period.

o	Excluding charges from the prior-year period, the 2013 margin was 35.6%.

•	Operating profit increased 15% with a margin of 26.1% vs. 22.9% in the prior-year period.

o	Excluding charges from the prior-year period, the 2013 margin was 27.2%.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Tax & Accounting

•	Revenues increased 10% (7% organic) driven primarily by the performance of the Corporate and Professional businesses.

•	EBITDA increased 4% and the margin was 33.2% compared to 34.5% in the prior-year period. The EBITDA margin decline was primarily related to organic reinvestment in the business.

•	Operating profit increased 6% and the margin was 25.9% compared to 26.4% in the prior-year period.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•	Revenues decreased 1% (down 1% organic) with subscription revenue growth of 6% (75% of revenues) offset by a 17% decline in transactions-related revenues (25% of revenues) compared to 16% transactions-related revenue growth achieved in the fourth quarter of 2013, making for a difficult comparison.

•	EBITDA increased 27% with a margin of 35.3% compared to 27.3% in the prior-year period. The EBITDA margin improvement primarily reflected lower charges than in the prior-year period.

•	Operating profit increased 33% with a margin of 26.8% compared to 19.6% in the prior-year period. The operating profit margin increase primarily reflected lower charges than in the prior-year period.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

•	Reuters News revenues were $79 million, unchanged from the prior-year period.

•	Corporate & Other costs were $97 million compared to $129 million in the prior-year period.

Business Outlook (Before Currency)

Thomson Reuters today issued its business outlook for 2015. The company expects:

•	Positive organic revenue growth;

•	Adjusted EBITDA margin to range between 27.5% and 28.5%;

•	Underlying operating profit margin to range between 18.5% and 19.5%; and

•	Free cash flow to range between $1.550 billion and $1.750 billion in 2015.

The company’s 2015 Outlook assumes a constant currency basis with no further acquisitions or divestitures. In light of the increased volatility we have recently seen in the foreign exchange markets, currency is likely to have a higher-than-usual impact on our results in 2015.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Dividend and Share Repurchases

The board of directors approved a $0.02 per share annualized increase in the dividend to $1.34 per share. A quarterly dividend of $0.335 per share is payable on March 16, 2015 to common shareholders of record as of February 23, 2015. This dividend increase marks the 22nd consecutive annual dividend increase by the company.

In the fourth quarter of 2014, the company returned approximately $297 million to shareholders through the repurchase of approximately 7.8 million shares under its current $1.0 billion share buyback program announced in July 2014. The company has repurchased 36.2 million shares at a cost of approximately $1.3 billion since it announced its first $1.0 billion share buyback program in October 2013.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2015. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2015 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in the countries where Thomson Reuters operates. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of new sales initiatives, ongoing product release programs, globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, foreign currency movements, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes and effectively

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited.

These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its full-year and fourth-quarter 2014 results today beginning at 8:30 a.m. Eastern Time (ET). You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Twelve Months Ended December 31,		Change
	2014	2013	Total	Before Currency	Organic
Revenues
Financial & Risk	$6,538	$6,648	-2%	-2%	-3%
Legal	3,379	3,351	1%	2%	1%
Tax & Accounting	1,370	1,243	10%	12%	9%
Intellectual Property & Science	1,011	982	3%	3%	2%
Corporate & Other (includes Reuters News)	319	331	-4%	-1%	-1%
Eliminations	(12)	(12)
Revenues from ongoing businesses (1)	12,605	12,543	0%	1%	0%
Other Businesses (2)	2	159
Revenues	$12,607	$12,702	-1%

				Margin
Adjusted EBITDA (3)			Change	2014	2013	Change
Financial & Risk	$1,591	$1,457	9%	24.3%	21.9%	240	bp
Legal	1,238	1,194	4%	36.6%	35.6%	100	bp
Tax & Accounting	417	378	10%	30.4%	30.4%	0	bp
Intellectual Property & Science	328	304	8%	32.4%	31.0%	140	bp
Corporate & Other (includes Reuters News)	(261)	(263)
Adjusted EBITDA	$3,313	$3,070	8%	26.3%	24.5%	180	bp

Underlying Operating Profit (4)
Financial & Risk	$951	$816	17%	14.5%	12.3%	220	bp
Legal	958	903	6%	28.4%	26.9%	150	bp
Tax & Accounting	295	257	15%	21.5%	20.7%	80	bp
Intellectual Property & Science	239	225	6%	23.6%	22.9%	70	bp
Corporate & Other (includes Reuters News)	(305)	(320)
Underlying operating profit	$2,138	$1,881	14%	17.0%	15.0%	200	bp

Refer to page 14 for footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Change
	2014	2013	Total	Before Currency	Organic
Revenues
Financial & Risk	$1,597	$1,673	-5%	-1%	-2%
Legal	872	868	0%	2%	2%
Tax & Accounting	397	368	8%	10%	7%
Intellectual Property & Science	269	275	-2%	-1%	-1%
Corporate & Other (includes Reuters News)	79	86	-8%	0%	0%
Eliminations	(3)	(5)
Revenues from ongoing businesses (1)	3,211	3,265	-2%	1%	1%
Other Businesses (2)	-	13
Revenues	$3,211	$3,278	-2%

				Margin
Adjusted EBITDA (3)			Change	2014	2013	Change
Financial & Risk	$358	$244	47%	22.4%	14.6%	780	bp
Legal	299	272	10%	34.3%	31.3%	300	bp
Tax & Accounting	132	127	4%	33.2%	34.5%	-130	bp
Intellectual Property & Science	95	75	27%	35.3%	27.3%	800	bp
Corporate & Other (includes Reuters News)	(90)	(108)
Adjusted EBITDA	$794	$610	30%	24.7%	18.7%	600	bp

Underlying Operating Profit (4)
Financial & Risk	$193	$81	138%	12.1%	4.8%	730	bp
Legal	228	199	15%	26.1%	22.9%	320	bp
Tax & Accounting	103	97	6%	25.9%	26.4%	-50	bp
Intellectual Property & Science	72	54	33%	26.8%	19.6%	720	bp
Corporate & Other (includes Reuters News)	(97)	(129)
Underlying operating profit	$499	$302	65%	15.5%	9.2%	630	bp

Refer to page 14 for footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (3)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2014	2013	Change		2014	2013	Change

Operating profit	$1,339	$213	529%		$2,545	$1,516	68%
Adjustments to remove:
Amortization of other identifiable intangible assets	159	159			647	641
Fair value adjustments	(38)	7			(91)	(14)
Other operating gains, net	(965)	(74)			(969)	(198)
Operating loss (profit) from Other Businesses (2)	4	(3)			6	(64)
Underlying operating profit	$499	$302	65%		$2,138	$1,881	14%
Remove: depreciation and amortization of computer software (excluding Other Businesses (2))	295	308			1,175	1,189
Adjusted EBITDA	$794	$610	30%		$3,313	$3,070	8%

Underlying operating profit margin (4)	15.5%	9.2%	630	bp	17.0%	15.0%	200	bp
Adjusted EBITDA margin (3)	24.7%	18.7%	600	bp	26.3%	24.5%	180	bp

Thomson Reuters Corporation
Reconciliation of Earnings (Loss) from Continuing Operations to Adjusted EBITDA (3)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2014	2013	Change	2014	2013	Change

Earnings (loss) from continuing operations	$1,157	$(347)	nm	$1,959	$175	nm
Adjustments to remove:
Tax expense	9	425		62	848
Other finance costs	60	19		85	53
Net interest expense	113	112		442	460
Amortization of other identifiable intangible assets	159	159		647	641
Amortization of computer software	192	202		778	773
Depreciation	103	106		397	416
EBITDA	$1,793	$676		$4,370	$3,366
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	-	4		(3)	(20)
Other operating gains, net	(965)	(74)		(969)	(198)
Fair value adjustments	(38)	7		(91)	(14)
EBITDA from Other Businesses (2)	4	(3)		6	(64)
Adjusted EBITDA	$794	$610	30%	$3,313	$3,070	8%

nm = not meaningful
Refer to page 14 for footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (4) to Adjusted EBITDA (3) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31, 2014			Three Months Ended December 31, 2013
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$193	$165	$358	$81	$163	$244
Legal	228	71	299	199	73	272
Tax & Accounting	103	29	132	97	30	127
Intellectual Property & Science	72	23	95	54	21	75
Corporate & Other (includes Reuters News)	(97)	7	(90)	(129)	21	(108)
	$499	$295	$794	$302	$308	$610

	Twelve Months Ended December 31, 2014			Twelve Months Ended December 31, 2013
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$951	$640	$1,591	$816	$641	$1,457
Legal	958	280	1,238	903	291	1,194
Tax & Accounting	295	122	417	257	121	378
Intellectual Property & Science	239	89	328	225	79	304
Corporate & Other (includes Reuters News)	(305)	44	(261)	(320)	57	(263)
	$2,138	$1,175	$3,313	$1,881	$1,189	$3,070

_________________________
** Excludes Other Businesses (2)

Refer to page 14 for footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Earnings (Loss) Attributable to Common Shareholders
to Adjusted Earnings (5)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Earnings (loss) attributable to common shareholders	$1,147	$(351)	$1,909	$137
Adjustments to remove:
Operating loss (profit) from Other Businesses (2)	4	(3)	6	(64)
Fair value adjustments	(38)	7	(91)	(14)
Other operating gains, net	(965)	(74)	(969)	(198)
Other finance costs	60	19	85	53
Share of post-tax losses (earnings) in equity method investments	-	4	(3)	(20)
Tax on above items	2	24	12	64
Tax items impacting comparability	-	406	(10)	773
Amortization of other identifiable intangible assets	159	159	647	641
Discontinued operations	-	(4)	-	(10)
Interim period effective tax rate normalization (6)	-	(3)	-	-
Tax charge amortization (7)	(21)	(13)	(86)	(76)
Dividends declared on preference shares	(1)	(1)	(3)	(3)
Adjusted earnings	$347	$170	$1,497	$1,283
Adjusted earnings per share	$0.43	$0.21	$1.85	$1.54

Diluted weighted-average common shares (millions)	803.2	828.6	810.9	831.0

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Businesses (8)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net cash provided by operating activities	$792	$407	$2,366	$2,103
Capital expenditures, less proceeds from disposals	(264)	(253)	(968)	(1,004)
Other investing activities	43	34	50	67
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Free cash flow	570	187	1,445	1,163
Remove: Other Businesses (2)	3	11	2	(65)
Free cash flow from ongoing businesses	$573	$198	$1,447	$1,098

Refer to page 14 for footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Footnotes

(1)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (2) below) are excluded.
(2)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Other Businesses	2014	2013	2014	2013

Revenues	-	$13	$2	$159

Operating (loss) profit	$(4)	$3	$(6)	$64
Depreciation and amortization of computer software	-	-	-	-
EBITDA	$(4)	$3	$(6)	$64

(3)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(4)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(5)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Because Thomson Reuters reported a net loss from continuing operations under IFRS for the three months ended December 31, 2013, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended December 31, 2013

IFRS: Basic and Diluted	825,270,499
Effect of stock options and other equity incentive awards	3,355,232
Non- IFRS Diluted	828,625,731

(6)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(7)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(8)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other Businesses (see note (2) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013

Revenues	$3,211	$3,278	$12,607	$12,702
Operating expenses	(2,383)	(2,672)	(9,209)	(9,554)
Depreciation	(103)	(106)	(397)	(416)
Amortization of computer software	(192)	(202)	(778)	(773)
Amortization of other identifiable intangible assets	(159)	(159)	(647)	(641)
Other operating gains, net	965	74	969	198
Operating profit	1,339	213	2,545	1,516
Finance costs, net:
Net interest expense	(113)	(112)	(442)	(460)
Other finance costs	(60)	(19)	(85)	(53)
Income before tax and equity method investments	1,166	82	2,018	1,003
Share of post-tax (losses) earnings in equity method investments	-	(4)	3	20
Tax expense	(9)	(425)	(62)	(848)
Earnings (loss) from continuing operations	1,157	(347)	1,959	175
Earnings from discontinued operations, net of tax	-	4	-	10
Net earnings (loss)	$1,157	$(343)	$1,959	$185

Earnings (loss) attributable to:
Common shareholders	1,147	(351)	1,909	137
Non-controlling interests	10	8	50	48

Basic earnings (loss) per share	$1.43	$(0.43)	$2.36	$0.16
Diluted earnings (loss) per share	$1.43	$(0.43)	$2.35	$0.16

Basic weighted-average common shares	799,929,289	825,270,499	807,897,067	828,235,931
Diluted weighted-average common shares	803,207,856	825,270,499	810,930,098	830,984,677

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$1,018	$1,316
Trade and other receivables	1,810	1,751
Other financial assets	161	183
Prepaid expenses and other current assets	657	650
Current assets	3,646	3,900

Computer hardware and other property, net	1,182	1,291
Computer software, net	1,529	1,622
Other identifiable intangible assets, net	7,124	7,890
Goodwill	16,403	16,871
Other financial assets	127	192
Other non-current assets	536	583
Deferred tax	50	90
Total assets	$30,597	$32,439

Liabilities and equity
Liabilities
Current indebtedness	$534	$596
Payables, accruals and provisions	2,443	2,624
Deferred revenue	1,355	1,348
Other financial liabilities	265	193
Current liabilities	4,597	4,761

Long-term indebtedness	7,576	7,470
Provisions and other non-current liabilities	2,171	1,759
Other financial liabilities	161	102
Deferred tax	1,433	1,917
Total liabilities	15,938	16,009

Equity
Capital	10,157	10,347
Retained earnings	7,168	7,303
Accumulated other comprehensive loss	(3,147)	(1,614)
Total shareholders’ equity	14,178	16,036
Non-controlling interests	481	394
Total equity	14,659	16,430
Total liabilities and equity	$30,597	$32,439

Thomson Reuters Reports Full-Year and Fourth-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Cash provided by (used in):
Operating activities
Net earnings (loss)	$1,157	$(343)	$1,959	$185
Adjustments for:
Depreciation	103	106	397	416
Amortization of computer software	192	202	778	773
Amortization of other identifiable intangible assets	159	159	647	641
Net gains on disposals of businesses and investments	(8)	(38)	(9)	(195)
Release of accumulated foreign currency translation adjustments	(931)	-	(931)	-
Deferred tax	(86)	138	(273)	434
Other	82	77	230	289
Pension contributions	-	(500)	-	(500)
Changes in working capital and other items	124	606	(432)	60
Net cash provided by operating activities	792	407	2,366	2,103

Investing activities
Acquisitions, net of cash acquired	(2)	(254)	(167)	(1,241)
Proceeds from disposals of businesses and investments, net of taxes paid	-	195	14	550
Capital expenditures, less proceeds from disposals	(264)	(253)	(968)	(1,004)
Other investing activities	43	34	50	67
Investing cash flows from continuing operations	(223)	(278)	(1,071)	(1,628)
Investing cash flows from discontinued operations	-	(4)	-	6
Net cash used in investing activities	(223)	(282)	(1,071)	(1,622)

Financing activities
Proceeds from debt	483	1,974	1,480	3,268
Repayments of debt	(1,120)	(800)	(1,120)	(2,240)
Repurchases of common shares	(297)	(300)	(1,023)	(400)
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Dividends paid on common shares	(255)	(260)	(1,033)	(1,038)
Other financing activities	(19)	(23)	129	(19)
Net cash (used in) provided by financing activities	(1,209)	590	(1,570)	(432)
(Decrease) increase in cash and bank overdrafts	(640)	715	(275)	49
Translation adjustments	(8)	(1)	(22)	(13)
Cash and bank overdrafts at beginning of period	1,663	598	1,312	1,276
Cash and bank overdrafts at end of period	1,015	1,312	1,015	1,312

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	1,018	1,316	1,018	1,316
Bank overdrafts	(3)	(4)	(3)	(4)
	$1,015	$1,312	$1,015	$1,312